12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
June 17, 2022	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
VIA EDGAR	Hamburg	Shanghai
	Hong Kong	Silicon Valley
Ms. Jane Park	Houston	Singapore
Office of Life Sciences	London	Tel Aviv
Division of Corporation Finance	Los Angeles	Tokyo
U.S. Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street N.E.	Milan
Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited

Amendment No. 1 to Registration Statement on Form F-3

Filed May 23, 2022

File No. 333-264340

Dear Ms. Park:

We are in receipt of the Staff’s letter dated June 3, 2022 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Connect Biopharma Holdings Limited (“Connect” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comment and updating the Registration Statement.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Amendment No. 1 to Registration Statement on Form F-3 filed May 23, 2022

Our Company, page 3

1.

We acknowledge your revised disclosure in response to prior comment 2 that you and your PRC subsidiaries are not subject to any permission requirements from the CSRC, the CAC or other governmental agency that is required for this offering and that your PRC subsidiaries have obtained all necessary licenses and approvals to conduct your operations in China. Please advise whether you relied on outside PRC counsel as the basis

June 17, 2022

for your belief that you are not subject to the review or required to obtain prior approval, and if so, file a consent.

Connect’s Response: The Company has revised the disclosure on pages 3, 4, 47, S-11, S-12 and S-49 of the Amended Registration Statement in response to the Staff’s comment. Additionally, the Company has filed the consent of its outside PRC counsel, Han Kun Law Offices, as Exhibit 23.3 of the Amended Registration Statement.

*********

June 17, 2022

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Michael Sullivan
Michael Sullivan of LATHAM & WATKINS LLP

cc:	Jason Drory, Securities Exchange Commission

Jiang Bian, Esq., Connect Biopharma Holdings Limited

Cheung Ying (Cathy) Yeung, Esq., Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

Donald K. Lang, Davis Polk & Wardwell LLP